UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.__)

Under the Securities Exchange Act of 1934

REMARK HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75955K300

(CUSIP Number)

August 5, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75955K300	Schedule 13G

1	Names of Reporting Persons Mudrick Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,336,515 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,336,515 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,515 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% (2)
12	Type of Reporting Person PN

(1)  Includes 5,336,515 shares of common stock (“Common Stock”) of Remark Holdings, Inc. (the “Issuer”) issuable upon conversion of the $19,980,637.62 principal amount of secured convertible promissory debentures (“Convertible Debentures”) directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., and Mudrick Distressed Opportunity SIF Master Fund, L.P. and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate. Each of the Convertible Debentures includes a beneficial ownership limitation such that the Convertible Debentures may not be converted to the extent the Reporting Persons would beneficially own more than 9.99% of the then-issued and outstanding Common Stock of the Issuer. For additional information, see Item 4 below.

(2)  Based on 53,418,575 shares of Common Stock outstanding, which includes (i) 48,082,060 shares of Common Stock outstanding as of June 6, 2024, according to the Issuer’s Regulation A Offering Statement filed with the SEC pursuant to Rule 251 et seq. under the Securities Act of 1933, as amended, on June 6, 2024, and (ii) 5,336,515 shares of Common Stock issuable upon conversion of the Convertible Debentures.

CUSIP No. 75955K300	Schedule 13G

1	Names of Reporting Persons Mudrick Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,336,515 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,336,515 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,515 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% (2)
12	Type of Reporting Person OO

(1) Includes 5,336,515 shares of Common Stock of the Issuer issuable upon conversion of Convertible Debentures directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., and Mudrick Distressed Opportunity SIF Master Fund, L.P. and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate. Each of the Convertible Debentures includes a beneficial ownership limitation such that the Convertible Debentures may not be converted to the extent the Reporting Persons would beneficially own more than 9.99% of the then-issued and outstanding Common Stock of the Issuer. For additional information, see Item 4 below.

(2) Based on 53,418,575 shares of Common Stock outstanding, which includes (i) 48,082,060 shares of Common Stock outstanding as of June 6, 2024, according to the Issuer’s Regulation A Offering Statement filed with the SEC pursuant to Rule 251 et seq. under the Securities Act of 1933, as amended, on June 6, 2024, and (ii) 5,336,515 shares of Common Stock issuable upon conversion of the Convertible Debentures.

CUSIP No. 75955K300	Schedule 13G

1	Names of Reporting Persons Jason Mudrick
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,336,515 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,336,515 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,515 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% (2)
12	Type of Reporting Person IN

(1) Includes 5,336,515 shares of Common Stock of the Issuer issuable upon conversion of Convertible Debentures directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., and Mudrick Distressed Opportunity SIF Master Fund, L.P. and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate. Each of the Convertible Debentures includes a beneficial ownership limitation such that the Convertible Debentures may not be converted to the extent the Reporting Persons would beneficially own more than 9.99% of the then-issued and outstanding Common Stock of the Issuer. For additional information, see Item 4 below.

(2) Based on 53,418,575 shares of Common Stock outstanding, which includes (i) 48,082,060 shares of Common Stock outstanding as of June 6, 2024, according to the Issuer’s Regulation A Offering Statement filed with the SEC pursuant to Rule 251 et seq. under the Securities Act of 1933, as amended, on June 6, 2024, and (ii) 5,336,515 shares of Common Stock issuable upon conversion of the Convertible Debentures.

CUSIP No. 75955K300	Schedule 13G

1	Names of Reporting Persons Mudrick Distressed Opportunity SIF Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,336,515 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,336,515 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,515 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% (2)
12	Type of Reporting Person PN

(1)  Includes 5,336,515 shares of Common Stock issuable upon conversion of Convertible Debentures directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P. (“SIF”). Mudrick Distressed Opportunity SIF GP, LLC (“SIF GP”) is the general partner of SIF and may be deemed to beneficially own the securities of the Issuer directly held by SIF. Mudrick Capital Management, L.P. (“MCM”) is the investment manager to SIF. Mudrick Capital Management, LLC (“MCM GP”)is the general partner of MCM. Mr. Mudrick is the sole member of MCM GP and SIF GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and SIF GP may be deemed to beneficially own the securities held directly by SIF. Each of the Convertible Debentures includes a beneficial ownership limitation such that the Convertible Debentures may not be converted to the extent the Reporting Persons would beneficially own more than 9.99% of the then-issued and outstanding Common Stock of the Issuer. For additional information, see Item 4 below.

(2)  Based on 53,418,575 shares of Common Stock outstanding, which includes (i) 48,082,060 shares of Common Stock outstanding as of June 6, 2024, according to the Issuer’s Regulation A Offering Statement filed with the SEC pursuant to Rule 251 et seq. under the Securities Act of 1933, as amended, on June 6, 2024, and (ii) 5,336,515 shares of Common Stock issuable upon conversion of the Convertible Debentures.

CUSIP No. 75955K300	Schedule 13G

1	Names of Reporting Persons Mudrick Distressed Opportunity SIF GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,336,515 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,336,515 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,515 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% (2)
12	Type of Reporting Person OO

(1)  Includes securities directly held by SIF. SIF GP is the general partner of SIF and may be deemed to beneficially own the securities of the Issuer directly held by SIF. MCM is the investment manager to SIF. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of MCM GP and SIF GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and SIF GP may be deemed to beneficially own the securities held directly by SIF. Each of the Convertible Debentures includes a beneficial ownership limitation such that the Convertible Debentures may not be converted to the extent the Reporting Persons would beneficially own more than 9.99% of the then-issued and outstanding Common Stock of the Issuer. For additional information, see Item 4 below.

(2)  Based on 53,418,575 shares of Common Stock outstanding, which includes (i) 48,082,060 shares of Common Stock outstanding as of June 6, 2024, according to the Issuer’s Regulation A Offering Statement filed with the SEC pursuant to Rule 251 et seq. under the Securities Act of 1933, as amended, on June 6, 2024, and (ii) 5,336,515 shares of Common Stock issuable upon conversion of the Convertible Debentures.

CUSIP No. 75955K300	Schedule 13G

1	Names of Reporting Persons Mudrick Distressed Opportunity Drawdown Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,336,515 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,336,515 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,515 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% (2)
12	Type of Reporting Person OO

(1) Includes 5,336,515 shares of Common Stock issuable upon conversion of Convertible Debentures directly held by Drawdown II. Drawdown II GP is the general partner of Drawdown II and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown II. MCM is the investment manager to Drawdown II. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of Drawdown II GP and MCM GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and Drawdown II GP may be deemed to beneficially own the securities held directly by Drawdown II. Each of the Convertible Debentures includes a beneficial ownership limitation such that the Convertible Debentures may not be converted to the extent the Reporting Persons would beneficially own more than 9.99% of the then-issued and outstanding Common Stock of the Issuer. For additional information, see Item 4 below.

(2) Based on 53,418,575 shares of Common Stock outstanding, which includes (i) 48,082,060 shares of Common Stock outstanding as of June 6, 2024, according to the Issuer’s Regulation A Offering Statement filed with the SEC pursuant to Rule 251 et seq. under the Securities Act of 1933, as amended, on June 6, 2024, and (ii) 5,336,515 shares of Common Stock issuable upon conversion of the Convertible Debentures.

CUSIP No. 75955K300	Schedule 13G

1	Names of Reporting Persons Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,336,515 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,336,515 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,515 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% (2)
12	Type of Reporting Person PN

(1)  Includes 5,336,515 shares of Common Stock issuable upon conversion of Convertible Debentures directly held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (“Drawdown II SC”). Drawdown II GP is the general partner of Drawdown II SC and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown II SC. MCM is the investment manager to Drawdown II SC. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of Drawdown II GP and MCM GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and Drawdown II GP may be deemed to beneficially own the securities held directly by Drawdown II SC. Each of the Convertible Debentures includes a beneficial ownership limitation such that the Convertible Debentures may not be converted to the extent the Reporting Persons would beneficially own more than 9.99% of the then-issued and outstanding Common Stock of the Issuer. For additional information, see Item 4 below.

(2)  Based on 53,418,575 shares of Common Stock outstanding, which includes (i) 48,082,060 shares of Common Stock outstanding as of June 6, 2024, according to the Issuer’s Regulation A Offering Statement filed with the SEC pursuant to Rule 251 et seq. under the Securities Act of 1933, as amended, on June 6, 2024, and (ii) 5,336,515 shares of Common Stock issuable upon conversion of the Convertible Debentures.

CUSIP No. 75955K300	Schedule 13G

1	Names of Reporting Persons Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,336,515 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,336,515 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,515 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% (2)
12	Type of Reporting Person OO

(1)  Includes securities directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. (“Drawdown II”) and Drawdown II SC. Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (“Drawdown II GP”) is the general partner of Drawdown II and Drawdown II SC and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown II and Drawdown II SC. MCM is the investment manager to Drawdown II and Drawdown II SC. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of MCM GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and Drawdown II GP may be deemed to beneficially own the securities held directly by Drawdown II and Drawdown II SC. Each of the Convertible Debentures includes a beneficial ownership limitation such that the Convertible Debentures may not be converted to the extent the Reporting Persons would beneficially own more than 9.99% of the then-issued and outstanding Common Stock of the Issuer. For additional information, see Item 4 below.

(2)  Based on 53,418,575 shares of Common Stock outstanding, which includes (i) 48,082,060 shares of Common Stock outstanding as of June 6, 2024, according to the Issuer’s Regulation A Offering Statement filed with the SEC pursuant to Rule 251 et seq. under the Securities Act of 1933, as amended, on June 6, 2024, and (ii) 5,336,515 shares of Common Stock issuable upon conversion of the Convertible Debentures.

CUSIP No. 75955K300	Schedule 13G

1	Names of Reporting Persons Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,336,515 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,336,515 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,515 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% (2)
12	Type of Reporting Person PN

(1)  Includes 5,336,515 shares of Common Stock issuable upon conversion of Convertible Debentures directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. (“DISL”). Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC (“DISL GP”) is the general partner of DISL and may be deemed to beneficially own the number of securities of the Issuer held by DISL. MCM is the investment manager to DISL. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of MCM GP and DISL GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and DISL GP may be deemed to beneficially own the securities held directly by DISL. Each of the Convertible Debentures includes a beneficial ownership limitation such that the Convertible Debentures may not be converted to the extent the Reporting Persons would beneficially own more than 9.99% of the then-issued and outstanding Common Stock of the Issuer. For additional information, see Item 4 below.

(2)  Based on 53,418,575 shares of Common Stock outstanding, which includes (i) 48,082,060 shares of Common Stock outstanding as of June 6, 2024, according to the Issuer’s Regulation A Offering Statement filed with the SEC pursuant to Rule 251 et seq. under the Securities Act of 1933, as amended, on June 6, 2024, and (ii) 5,336,515 shares of Common Stock issuable upon conversion of the Convertible Debentures.

CUSIP No. 75955K300	Schedule 13G

1	Names of Reporting Persons Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,336,515 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,336,515 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,515 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% (2)
12	Type of Reporting Person OO

(1)  Includes securities directly held by DISL. DISL GP is the general partner of DISL and may be deemed to beneficially own the number of securities of the Issuer held by DISL. MCM is the investment manager to DISL. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of MCM GP and DISL GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and DISL GP may be deemed to beneficially own the securities held directly by DISL. Each of the Convertible Debentures includes a beneficial ownership limitation such that the Convertible Debentures may not be converted to the extent the Reporting Persons would beneficially own more than 9.99% of the then-issued and outstanding Common Stock of the Issuer. For additional information, see Item 4 below.

(2)  Based on 53,418,575 shares of Common Stock outstanding, which includes (i) 48,082,060 shares of Common Stock outstanding as of June 6, 2024, according to the Issuer’s Regulation A Offering Statement filed with the SEC pursuant to Rule 251 et seq. under the Securities Act of 1933, as amended, on June 6, 2024, and (ii) 5,336,515 shares of Common Stock issuable upon conversion of the Convertible Debenture.

CUSIP No. 75955K300	Schedule 13G

1	Names of Reporting Persons Mudrick Stressed Credit Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,336,515 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,336,515 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,515 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% (2)
12	Type of Reporting Person PN

(1)  Includes 5,336,515 shares of Common Stock issuable upon conversion of Convertible Debentures directly held by Mudrick Stressed Credit Master Fund, L.P. (“MSC”). Mudrick Stressed Credut Fund GP, LLC (“MSC GP”) is the general partner of MSC and may be deemed to beneficially own the number of securities of the Issuer held by MSC. MCM is the investment manager to MSC. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of MCM GP and MSC GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and MSC GP may be deemed to beneficially own the securities held directly by MSC. Each of the Convertible Debentures includes a beneficial ownership limitation such that the Convertible Debentures may not be converted to the extent the Reporting Persons would beneficially own more than 9.99% of the then-issued and outstanding Common Stock of the Issuer. For additional information, see Item 4 below.

(2)  Based on 53,418,575 shares of Common Stock outstanding, which includes (i) 48,082,060 shares of Common Stock outstanding as of June 6, 2024, according to the Issuer’s Regulation A Offering Statement filed with the SEC pursuant to Rule 251 et seq. under the Securities Act of 1933, as amended, on June 6, 2024, and (ii) 5,336,515 shares of Common Stock issuable upon conversion of the Convertible Debenture.

CUSIP No. 75955K300	Schedule 13G

1	Names of Reporting Persons Mudrick Stressed Credit Fund GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,336,515 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,336,515 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,336,515 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% (2)
12	Type of Reporting Person OO

(1)  Includes securities directly held by MSC. MSC GP is the general partner of MSC and may be deemed to beneficially own the number of securities of the Issuer held by MSC. MCM is the investment manager to MSC. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of MCM GP and MSC GP. By virtue of these relationships, each of MCM, MCM GP, Mr. Mudrick and MSC GP may be deemed to beneficially own the securities held directly by MSC. Each of the Convertible Debentures includes a beneficial ownership limitation such that the Convertible Debentures may not be converted to the extent the Reporting Persons would beneficially own more than 9.99% of the then-issued and outstanding Common Stock of the Issuer. For additional information, see Item 4 below.

(2)  Based on 53,418,575 shares of Common Stock outstanding, which includes (i) 48,082,060 shares of Common Stock outstanding as of June 6, 2024, according to the Issuer’s Regulation A Offering Statement filed with the SEC pursuant to Rule 251 et seq. under the Securities Act of 1933, as amended, on June 6, 2024, and (ii) 5,336,515 shares of Common Stock issuable upon conversion of the Convertible Debenture.

CUSIP No. 75955K300	Schedule 13G

Item 1(a).	Name of Issuer:

Remark Holdings, Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

800 S. Commerce Street, Las Vegas, NV 89106

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by Mudrick Capital Management, L.P. (“MCM”), Mudrick Capital Management, LLC (“MCM GP”), Jason Mudrick, Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (“Drawdown II SC”), Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (“Drawdown II GP”), Mudrick Distressed Opportunity SIF Master Fund, L.P. (“SIF”), Mudrick Distressed Opportunity SIF GP, LLC (“SIF GP”), Mudrick Distressed Opportunity Drawdown Fund II, L.P. (“Drawdown II”), Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. (“DISL”), Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC (“DISL GP”), Mudrick Stressed Credit Master Fund, L.P. (“MSC”) and Mudrick Stressed Credit Master Fund GP, LLC (“MSC GP”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Drawdown II GP is the general partner of Drawdown II and Drawdown II SC and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown II and Drawdown II SC. SIF GP is the general partner of SIF and may be deemed to beneficially own the securities of the Issuer directly held by SIF. DISL GP is the general partner of DISL and may be deemed to beneficially own the securities of the Issuer directly held by DISL. MSC GP is the general partner of MSC and may be deemed to beneficially own the securities of the Issuer directly held by MSC. MCM is the investment manager to Drawdown II, Drawdown II SC, SIF, DISL and MSC. MCM GP is the general partner of MCM. Mr. Mudrick is the sole member of Drawdown II GP, MCM GP, SIF GP, DISL GP and MSC GP. By virtue of these relationships, each of MCM, MCM GP and Mr. Mudrick may be deemed to beneficially own the securities held directly by Drawdown II, Drawdown II SC, SIF, DISL, MSC and certain managed accounts.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons disclaims beneficial ownership of the securities directly held by any other Reporting Person except to the extent of such entity or individual’s pecuniary interest therein, if any.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of the Reporting Persons is 527 Madison Avenue, 6th Floor, New York, NY 10022.

Item 2(c).	Citizenship:

See responses to Item 4 of the Cover Page for each Reporting Person, which is incorporated herein by reference.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share, of the Issuer (“Common Stock”).

Item 2(e).	CUSIP Number:

75955K300

Item 3.	Not applicable.

Item 4(a).	Ownership

See Cover Page Item 9 for each Reporting Person and Item 2(a), incorporated herein by reference. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly held by such Reporting Person except to the extent of his or its pecuniary interest therein, if any.

The Reporting Persons beneficially own secured convertible promissory debentures (“Convertible Debentures”) with a principal amount of $19,980,637.62, in each case issued by the Issuer on August 5, 2024. As of August 15, 2024, the Convertible Debentures entitled the Reporting Persons to acquire up to 5,336,515 shares of Common Stock upon conversion of the Convertible Debentures. The Convertible Debentures have a conversion price that floats based on the current market price of the Common Stock, subject to a floor of $0.10 per share. Accordingly, the Reporting Persons may acquire up to 5,336,515 shares of Common Stock upon conversion in full of the Convertible Debentures, assuming the principal of, and all accrued interest on, the Convertible Debentures is converted in full on its maturity date at the floor price. Each of the Convertible Debentures includes a beneficial ownership limitation such that the Convertible Debentures may not be converted to the extent the Reporting Persons would beneficially own more than 9.99% of the outstanding Common Stock of the Issuer. The beneficial ownership set forth herein takes into account the foregoing limitation. The percentage ownership is calculated using 53,418,575 shares of Common Stock outstanding, which is based on 48,082,060 shares of Common Stock outstanding as of June 6, 2024 as disclosed in the Issuer’s Regulation A Offering Statement filed with the SEC pursuant to Rule 251 et seq. under the Securities Act of 1933, as amended, on June 6, 2024 and 5,336,515 shares of Common Stock issuable upon conversion of the Convertible Debentures.

Item 4(b):	Percent of Class:

See Cover Page Item 11 and related footnote for each Reporting Person, incorporated herein by reference.

Item 4(c):	Number of Shares of Which Such Person Has:

(i) Sole power to vote or direct the vote:

See Cover Page Item 5 for each Reporting Person, incorporated herein by reference.

(ii) Shared power to vote or direct the vote:

See Cover Page Item 6 for each Reporting Person, incorporated herein by reference.

(iii) Sole power to dispose or direct the disposition of:

See Cover Page Item 7 for each Reporting Person, incorporated herein by reference.

(iv) Shared power to dispose or direct the disposition of:

See Cover Page Item 8 for each Reporting Person, incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

See Cover Page Item 11 and related footnote for MCM, MCM GP and Jason Mudrick, incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1 to this Schedule 13G.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2024

/s/ Jason Mudrick
JASON MUDRICK

MUDRICK CAPITAL MANAGEMENT, L.P.

By: Mudrick Capital Management, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II, L.P.

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II SC, L.P.

By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND II GP, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF MASTER FUND, L.P.

By: Mudrick Distressed Opportunity SIF GP, LLC, its general partner

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF GP, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND, L.P.

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND GP, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK STRESSED CREDIT MASTER FUND, L.P.

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member

MUDRICK STRESSED CREDIT FUND GP, LLC

By:	/s/ Jason Mudrick
Name:	Jason Mudrick
Title:	Sole Member